SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               Amendment No. 1
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                        TIMBERLINE SOFTWARE CORPORATION

                               (Name of Issuer)

                     COMMON STOCK, NO PAR VALUE PER SHARE

                        (Title of Class of Securities)

                                   887134104

                                (CUSIP Number)

                                  Paul Walker
                               Chief Executive
                              The Sage Group plc
                                  Sage House
                               Benton Park Road
                     Newcastle Upon Tyne NE7 7LZ, England
                         Telephone: +44 (191) 255 3000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:

          Michael Robinson                                Marc R. Packer, Esq.
     Corporate Secretary and Group             Skadden, Arps, Slate, Meagher & Flom LLP
           Legal Director                          525 University Avenue, Suite 1100
         The Sage Group plc                              Palo Alto, CA 94301
             Sage House                              Telephone: (650) 470-4500
          Benton Park Road
Newcastle Upon Tyne NE7 7LZ, England
  Telephone: +44 (191) 255 3000


                                 July 16, 2003

            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 1 to the Schedule 13D (the "Amendment") amends the Statement on Schedule 13D previously filed with the Securities and Exchange Commission on July 28, 2003 (the "Schedule 13D"), by The Sage Group plc, a company organized under the laws of England ("Parent") and Best Acquisition Corp., a Delaware Corporation and an indirect wholly-owned subsidiary of Parent (the "Purchaser") with respect to the shares of common stock, no par value per share, of Timberline Software Corporation, an Oregon Corporation. This Amendment is being filed to amend and correct the information regarding "Directors and Executive Officers of the Sage Group plc and Best Acquisition Corp." set forth in the Schedule 13D. Except as indicated below, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined have the meaning set forth in the
Schedule 13D.

         This Amendment is being filed jointly by Parent and the Purchaser. The Joint Filing Agreement, dated July 25, 2003, by and between Parent and the Purchaser is incorporated by reference from Exhibit 5 to the Schedule 13D.


ITEM 2.  IDENTITY AND BACKGROUND.

         Schedule A to the Schedule 13D is hereby amended and restated in its entirety as set forth in Schedule A to this Amendment.

                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 29, 2003                     Best Acquisition Corp.


                                           By:     /s/ RON VERNI
                                           --------------------------------
                                           Name:    Ron Verni
                                           Title:   President


                                           The Sage Group plc


                                           By:     /s/ PAUL WALKER
                                           --------------------------------
                                           Name:    Paul Walker
                                           Title:   Chief Executive Officer

                                  SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE SAGE GROUP PLC AND BEST ACQUISITION
CORP.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of The Sage Group plc. Unless otherwise indicated, each such person is a citizen of the United Kingdom, and the business address of each such person is c/o The Sage Group plc, Sage House, Benton Park Road, Newcastle Upon Tyne NE7 7LZ, England.

                                              THE SAGE GROUP PLC

-------------------------------------------------- ---------------------------------------------------
                         Name                                  Present Principal Occupation
-------------------------------------------------- ---------------------------------------------------
Michael Jackson                                    Chairman of Elderstreet Investments
-------------------------------------------------- ---------------------------------------------------
Paul Walker                                        Chief Executive of The Sage Group plc.
-------------------------------------------------- ---------------------------------------------------
Paul Stobart                                       Managing Director, U.K. of The Sage Group plc.
-------------------------------------------------- ---------------------------------------------------
Paul Harrison                                      Finance Director of The Sage Group plc.
-------------------------------------------------- ---------------------------------------------------
Guy Berruyer (French citizenship)                  Managing Director, Mainland Europe of The Sage
                                                   Group plc.
-------------------------------------------------- ---------------------------------------------------
Ron Verni (U.S. citizenship)                       President and CEO, Best Software of California,
                                                   Inc., Managing Director, U.S. Operations of The
                                                   Sage Group plc, President and Director of Best
                                                   Acquisition Corp.
-------------------------------------------------- ---------------------------------------------------
Kevin Howe (U.S. citizenship)                      General Partner, Mercury Ventures.
-------------------------------------------------- ---------------------------------------------------
Lindsay Bury                                       Chairman of Millichope Management Ltd.
-------------------------------------------------- ---------------------------------------------------
John Constable                                     Professor of Management
-------------------------------------------------- ---------------------------------------------------
Tim Ingram                                         Chief Executive of Caledonia Investments plc.
-------------------------------------------------- ---------------------------------------------------

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Best Acquisition Corp. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each such person is c/o Best Software Inc., 56 Technology Drive, Irvine, California 92618.

                            BEST ACQUISITION CORP.

------------------------------ ------------------------------------------------
Paul Walker (United            Chief Executive of the Sage Group plc and CEO
Kingdom citizenship)           and Director of Best Acquisition Corp.
------------------------------ ------------------------------------------------
Paul Harrison (United          Finance Director of Sage Group plc and Director
Kingdom citizenship)           of Best Acquisition Corp.
------------------------------ ------------------------------------------------
Ron Verni                      President and CEO, Best Software of California,
                               Inc., Managing Director, U.S. Operations of The
                               Sage Group plc, President and Director of Best
                               Acquisition Corp.
------------------------------ ------------------------------------------------
James Eckstaedt                Executive Vice President and Chief Financial
                               Officer, Best Software of California, Inc., Chief
                               Financial Officer, Secretary, Treasurer and
                               Director of Best Acquisition Corp.
------------------------------ ------------------------------------------------